UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2009

Commission File Number: 001-33587

PERFECT WORLD CO., LTD.

8th Floor, Huakong Building, No. 1 Shangdi East Road,

Haidian District, Beijing 100085, People’s Republic of China

(86 10) 5885-8555

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Perfect World Co., Ltd.

By:	/s/ Kelvin Wing Kee Lau
Name:	Kelvin Wing Kee Lau
Title:	Chief Financial Officer

Date: August 10, 2009

EXHIBIT INDEX

Page
Exhibit 99.1 – Press Release	4

Exhibit 99.1

PERFECT WORLD ANNOUNCES SECOND QUARTER 2009

UNAUDITED FINANCIAL RESULTS

(Beijing – August 10, 2009) — Perfect World Co., Ltd. (NASDAQ: PWRD) (“Perfect World” or the “Company”), a leading online game developer and operator based in China, today announced its unaudited financial results for the second quarter ended June 30, 2009.

Second Quarter 2009 Highlights1

•	Total revenues were RMB521.3 million (USD76.3 million), an increase of 22.6% from 1Q09 and 55.9% from 2Q08, exceeding the high end of the company’s raised guidance

•	Gross profit was RMB454.5 million (USD66.5 million), an increase of 23.3% from 1Q09 and 55.0% from 2Q08

•

Operating profit was RMB279.7 million (USD40.9 million), an increase of 21.4% from 1Q09 and 68.5% from 2Q08. Non-GAAP operating profit[2] was RMB300.0 million (USD43.9 million), an increase of 22.0% from 1Q09 and 68.7% from 2Q08

•

Net income attributable to the Company’s shareholders was RMB262.6 million (USD38.4 million), an increase of 21.9% from 1Q09 and 59.6% from 2Q08. Non-GAAP net income attributable to the Company’s shareholders[2] was RMB282.9 million (USD41.4 million), an increase of 22.5% from 1Q09 and 60.4% from 2Q08

•

Basic and diluted earnings per ADS[3] were RMB5.21 (USD0.76) and RMB4.94 (USD0.72), respectively, as compared to RMB4.14 and RMB3.96, respectively, in 1Q09, and RMB2.93 and RMB2.76, respectively, in 2Q08. Non-GAAP basic and diluted earnings per ADS[2] were RMB5.61 (USD0.82) and RMB5.32 (USD0.78), respectively, as compared to RMB4.43 and RMB4.25, respectively, in 1Q09, and RMB3.14 and RMB2.96, respectively, in 2Q08

•	Launched open beta testing for “Battle of the Immortals” on April 2, 2009

“We are pleased to announce our second quarter results which came in ahead of our previously raised guidance,” commented Mr. Michael Chi, Chairman and Chief Executive Officer of Perfect World. “Our strong results were primarily driven by better than

1	The U.S. dollar (USD) amounts disclosed in this press release, except for those transaction amounts that are actually settled in U.S. dollars, are presented solely for the convenience of the reader. The conversion of Renminbi (RMB) into USD in this release is based on the Federal Reserve Board certified exchange rate on June 30, 2009, which was RMB6.8302 to USD1.00. The percentages stated are calculated based on RMB.

2	As used in this press release, non-GAAP operating profit, non-GAAP net income attributable to the Company’s shareholders and non-GAAP earnings per ADS are defined to exclude share-based compensation charge from operating profit, net income attributable to the Company’s shareholders and earnings per ADS, respectively. See “Non-GAAP Financial Measures” and “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

3	Each ADS represents five ordinary shares.

anticipated performance of our newly launched 2.5D mysterious adventure MMORPG ‘Battle of the Immortals’ and increasingly optimistic results from a number of our existing games. We believe our fine-tuned strategy of allocating more resources to longer-term projects and larger expansion packs has really begun to show positive results.”

“The successful launch of ‘Battle of the Immortals’ is a great example. The positive acceptance and strong results following its debut were mainly due to our effective implementation of this strategy. It is also a promising illustration of our ability to leverage our strong R&D capabilities and operating platform as well as leading technologies in the 3D game market to develop and operate hit games in the 2.5D and 2D markets. By spending more time and resources on developing games and larger expansion packs prior to launch, we believe we will effectively lengthen the growth cycle of our games.”

“We continue to focus on building a well-rounded, diversified portfolio of games. Our portfolio includes highly differentiated games which provide us with a number of distinctive growth drivers. We currently have a deep pipeline of seven diverse games spanning the 3D, 2.5D and 2D segments. Moving forward, we will build a variety of franchises, including unique flagship titles in each of the 3D, 2.5D and 2D market segments, by utilizing our specialized game engines and production studios that are tailored to each of these areas.”

“We are also pleased to announce that we plan to launch our first 2D turn-based cartoon MMORPG, ‘Fantasy Zhu Xian,’ in the fourth quarter of this year. This new game has many distinctive characteristics and targets a different segment than our 3D real-time game ‘Zhu Xian.’ We expect to leverage the strong branding of ‘Zhu Xian’ to effectively penetrate into lower tier cities with this new game and further grow our ‘Zhu Xian’ franchise.”

“Our overseas development efforts are also progressing positively. We continue to hold a leading position in the Chinese online game export market in terms of revenues and geographic coverage. Not only do we license a number of our games in various regions around the world, we are also making progress in operating our own games in North America. During the quarter, we successfully launched ‘Zhu Xian’ in North America under the name ‘Jade Dynasty’ through our wholly owned U.S. subsidiary, Perfect World Entertainment Inc.”

“We are confident that our strong execution capabilities will help raise and maintain the interest of game players for both our newly launched and existing games. We remain fully committed to producing influential, differentiated games in the 3D, 2.5D and 2D game markets, and by doing so we aim to sustain a stable growth rate for our Company over the long term.”

Second Quarter 2009 Financial Results

Total Revenues

Total revenues were RMB521.3 million (USD76.3 million) in 2Q09, an increase of 22.6%, or RMB96.2 million, from RMB425.1 million in 1Q09 and an increase of 55.9%, or RMB186.9 million, from RMB334.4 million in 2Q08.

Online game operation revenues were RMB475.1 million (USD69.6 million) in 2Q09, an increase of 26.0%, or RMB97.9 million, from RMB377.2 million in 1Q09 and an increase of 58.7%, or RMB175.7 million, from RMB299.4 million in 2Q08. The strong sequential growth in online game operation revenues was primarily attributable to the successful launch of open beta testing for “Battle of the Immortals,” the successful release of expansion packs for a number of the Company’s existing games, and a series of successful marketing activities.

The aggregate average concurrent users (ACU) for games under operation in mainland China was approximately 761,000 in 2Q09, as compared to 615,000 in 1Q09 and 619,000 in 2Q08. The active paying customers (APC) for games operated in mainland China under the item-based revenue model was approximately 1,877,000 in 2Q09, as compared to 1,464,000 in 1Q09 and 1,530,000 in 2Q08. The average revenue per active paying customer (ARPU) for games operated in mainland China under the item-based revenue model was RMB237 in 2Q09, as compared to RMB244 in 1Q09 and RMB188 in 2Q08. The increase in ACU and APC from 1Q09 was mainly due to the strong performance of the newly launched “Battle of the Immortals” and the continued popularity of a number of the Company’s existing games. The slight decrease in ARPU from 1Q09 was mainly due to the dilution effect arising from the new game launch.

Overseas licensing revenues were RMB46.2 million (USD6.8 million) in 2Q09, as compared to RMB48.0 million in 1Q09 and RMB35.0 million in 2Q08.

Cost of Revenues

The cost of revenues was RMB66.8 million (USD9.8 million) in 2Q09, an increase of 18.3%, or RMB10.3 million, from RMB56.4 million in 1Q09 and an increase of 62.4%, or RMB25.7 million, from RMB41.1 million in 2Q08. The increase from 1Q09 was mainly due to an increase in sales-related taxes.

Gross Profit and Gross Margin

Gross profit was RMB454.5 million (USD66.5 million) in 2Q09, an increase of 23.3%, or RMB85.8 million, from RMB368.7 million in 1Q09, and an increase of 55.0%, or RMB161.2 million, from RMB293.3 million in 2Q08. Gross margin was 87.2% in 2Q09, as compared to 86.7% in 1Q09 and 87.7% in 2Q08.

Operating Expenses

Operating expenses were RMB174.9 million (USD25.6 million) in 2Q09, an increase of 26.4%, or RMB36.5 million, from RMB138.3 million in 1Q09, and an increase of 37.3%, or RMB47.5 million, from RMB127.3 million in 2Q08. The increase in operating expenses from 1Q09 was mainly attributed to higher sales and marketing expenses, R&D expenses and general and administrative expenses.

Sales and marketing expenses increased by 42.8%, or RMB21.8 million, from RMB50.9 million in 1Q09 to RMB72.7 million (USD10.6 million) in 2Q09. This was largely due to an increase in advertising and promotional expenses associated with the launch of “Battle of the Immortals.”

R&D expenses increased by 14.1%, or RMB8.0 million, from RMB57.0 million in 1Q09 to RMB65.0 million (USD9.5 million) in 2Q09. The increase from 1Q09 was primarily due to an increase in staff costs.

General and administrative expenses increased by 22.1%, or RMB6.7 million, from RMB30.4 million in 1Q09 to RMB37.2 million (USD5.4 million) in 2Q09. This was primarily attributable to an increase in staff costs and professional fees.

Operating Profit

Operating profit was RMB279.7 million (USD40.9 million) in 2Q09, an increase of 21.4%, or RMB49.3 million, from RMB230.4 million in 1Q09, and an increase of 68.5%, or RMB113.7 million, from RMB166.0 million in 2Q08. Non-GAAP operating profit was RMB300.0 million (USD43.9 million) in 2Q09, an increase of 22.0%, or RMB54.2 million, from RMB245.8 million in 1Q09, and an increase of 68.7%, or RMB122.1 million, from RMB177.8 million in 2Q08.

Income Tax Expense

Income tax expense was RMB19.8 million (USD2.9 million) in 2Q09, as compared to RMB19.9 million in 1Q09 and RMB5.3 million in 2Q08.

Net Income attributable to the Company’s shareholders

Net income attributable to the Company’s shareholders was RMB262.6 million (USD38.4 million) in 2Q09, an increase of 21.9%, or RMB47.1 million, from RMB215.4 million in 1Q09, and an increase of 59.6%, or RMB98.1 million, from RMB164.5 million in 2Q08. Non-GAAP net income attributable to the Company’s shareholders was RMB282.9 million (USD41.4 million) in 2Q09, an increase of 22.5%, or RMB52.0 million, from RMB230.9 million in 1Q09, and an increase of 60.4%, or RMB106.5 million, from RMB176.3 million in 2Q08.

Basic and diluted earnings per ADS were RMB5.21 (USD0.76) and RMB4.94 (USD0.72), respectively, in 2Q09, as compared to RMB4.14 and RMB3.96, respectively, in 1Q09, and RMB2.93 and RMB2.76, respectively, in 2Q08. Non-GAAP basic and diluted earnings per ADS were RMB5.61 (USD0.82) and RMB5.32 (USD0.78), respectively, in 2Q09, as compared to RMB4.43 and RMB4.25, respectively, in 1Q09, and RMB3.14 and RMB2.96, respectively, in 2Q08.

Cash and Cash Equivalents

As of June 30, 2009, the Company had RMB945.7 million (USD138.5 million) of cash and cash equivalents, as compared to RMB986.4 million as of March 31, 2009. The decrease was mainly due to a payment of approximately USD52.4 million to SB Asia Investment Fund II, L.P. (“SAIF”) in June 2009 for the repurchase of the Company’s Class A and Class B ordinary shares, and was partially offset by the net cash inflow generated from the Company’s online game operations.

Capital Increase and Share Transfer Transaction with Beijing Perfect World Cultural Communication Co., Ltd.

During the second quarter of 2009, Beijing Perfect World Network Technology Co., Ltd. (“PW Network”), the Company’s controlled entity, completed the transaction with Beijing Perfect World Cultural Communication Co., Ltd. (“PW Cultural”), a media and entertainment company, to acquire additional equity in and increase the registered capital of PW Cultural. Following the completion of the transaction, PW Network holds 89% equity in PW Cultural. As such, PW Cultural has been consolidated into the Company’s financial statements since the second quarter of 2009.

ADS and Share Repurchases

In October 2008, the Company’s Board authorized an ADS repurchase program to repurchase up to USD100 million of the Company’s ADSs from October 2008 to October 2009. As of August 9, 2009, the Company had repurchased an aggregate of 1,683,192 ADSs on the open market.

In addition to and separate from the above ADS repurchase program, the Company completed a repurchase of 18,750,000 shares of its Class A ordinary shares for approximately USD56.6 million from SAIF and an affiliate of SAIF in January 2009, and a repurchase of a total of 1,203,812 shares of its Class A ordinary shares and 11,296,188 shares of its Class B ordinary shares for approximately USD52.4 million from SAIF in June 2009.

All the repurchased shares have been cancelled pursuant to Cayman Islands’ law.

Business Outlook

Based on the Company’s current operations, total revenues for the third quarter of 2009 are expected to be between RMB547 million and RMB563 million, representing an increase of 5% to 8% on a sequential basis and 43% to 47% on a year-over-year basis. This reflects expected growth of the newly launched “Battle of the Immortals” and other existing games. With the Company’s strong executional capabilities, the Company aims to sustain a stable growth rate over the long term.

Non-GAAP Financial Measures

To supplement the financial measures prepared in accordance with generally accepted accounting principals in the United States, or GAAP, this press release presents non-GAAP operating profit, non-GAAP net income attributable to the Company’s shareholders and non-GAAP earnings per ADS by excluding share-based compensation charge from operating profit, net income attributable to the Company’s shareholders and earnings per ADS, respectively. The Company believes these non-GAAP financial measures are important to help investors understand the Company’s operating and financial performance, compare business trends among different reporting periods on a consistent basis and access the Company’s core operating results, as they exclude certain expenses that are not expected to result in cash payments. The use of the above non-GAAP financial measures has certain limitations. Share-based compensation charge has been and will be incurred and is not reflected in the presentation of the non-GAAP financial measures. It should be considered in the overall evaluation of our results. None of the non-GAAP measures is a measure of net income attributable to the Company’s shareholders, operating profit, operating performance or liquidity presented in accordance with GAAP. We compensate for these limitations by providing the relevant disclosure of our share-based compensation charge in our reconciliations to the GAAP financial measures, which should be considered when evaluating our performance. These non-GAAP financial measures should be considered in addition to financial measures prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, financial measures prepared in accordance with GAAP. Reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure are set forth at the end of this release.

Conference Call

Perfect World will host a conference call and live webcast at 8:00 a.m. Eastern Daylight Time (8:00 p.m., Beijing time) on Monday, August 10, 2009.

The dial-in details for the live conference call are as follows:

- U.S. Toll Free Number:	1-866-519-4004
- International Dial-in Number:	+65-6735-7955
- Mainland China Toll Free Number:	10-800-819-0121
- Hong Kong Toll Free Number:	80-093-3053
- U.K. Toll Free Number:	080-8234-6646
Conference ID: PWRD

A live and archived webcast of the conference call will be available on the Investor Relations section of Perfect World’s website at http://www.pwrd.com.

A telephone replay of the call will be available after the conclusion of the conference call through 10:00 a.m. Eastern Daylight Time, August 17, 2009.

The dial-in details for the replay are as follows:

- U.S. Toll Free Number:	1-866-214-5335
- International Dial-in Number:	+61-2-8235-5000
Conference ID: 7973 (PWRD)

About Perfect World Co., Ltd. (http://www.pwrd.com)

Perfect World Co., Ltd. (NASDAQ: PWRD) is a leading online game developer and operator based in China. Perfect World primarily develops online games based on proprietary game engines and game development platforms. The Company’s strong technology and creative game design capabilities, combined with extensive local knowledge and experience, enable it to frequently and rapidly introduce popular games that are designed to cater to changing customer preferences and market trends in China. The Company’s current portfolio of self-developed online games includes massively multiplayer online role playing games (“MMORPGs”): “Perfect World,” “Legend of Martial Arts,” “Perfect World II,” “Zhu Xian,” “Chi Bi,” “Pocketpet Journey West” and “Battle of the Immortals;” and an online casual game: “Hot Dance Party.” While a substantial portion of the revenues are generated in China, the Company’s games have been licensed to leading game operators in a number of countries and regions in Asia, Europe and South America. The Company also generates revenues from game operation in North America. The Company plans to continue to explore new and innovative business models and remains deeply committed to maximizing shareholder value over time.

Safe Harbor Statements

This press release contains forward-looking statements. These statements constitute forward-looking statements under the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the management’s quotations and “Business Outlook” contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Potential risks and uncertainties include, but are not limited to, our limited operating history, our ability to develop and operate new games that are commercially successful, the growth of the online game market and the continuing market acceptance of our games and in-game items in China and elsewhere, our ability to protect our intellectual property rights, our ability to respond to competitive pressure, our ability to maintain an effective system of internal control over financial reporting, changes of the regulatory environment in China, and economic slowdown in China and/or elsewhere. Further information regarding these and other risks is included in Perfect World’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. All information provided in this press release and in the attachments is as of August 10, 2009, and Perfect World does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For further information, please contact

Perfect World Co., Ltd.

Vivien Wang

Investor Relations Officer

Tel: +86-10-5885-1813

Fax: +86-10-5885-6899

Email: ir@pwrd.com

http://www.pwrd.com

Christensen Investor Relations

Kathy Li

Tel: +1-480-614-3036

Fax: +1-480-614-3033

Email: kli@christensenir.com

Roger Hu

Tel: +852-2117-0861

Fax: +852-2117-0869

Email: rhu@christensenir.com

Perfect World Co., Ltd.

Consolidated Balance Sheets

	Audited	Unaudited	Unaudited
	December 31,	June 30,	June 30,
	2008	2009	2009
	RMB	RMB	USD
Assets
Current assets
Cash and cash equivalents	1,333,075,731	945,724,224	138,462,157
Restricted cash	150,361,200	5,009,476	733,430
Short-term investments	50,000,000	40,000,000	5,856,344
Accounts receivable, net	38,822,355	66,810,739	9,781,667
Due from related parties	—	4,852,400	710,433
Prepayment and other assets	36,269,524	64,606,499	9,458,947
Film and television cost	—	18,334,598	2,684,343
Deferred tax assets	1,734,207	1,673,500	245,015

Total current assets	1,610,263,017	1,147,011,436	167,932,336

Non current assets
Equity investments	22,559,975	32,862,786	4,811,394
Property, equipment, and software, net	169,399,817	202,606,977	29,663,403
Construction in progress	714,083,386	727,280,768	106,480,157
Intangible assets, net	26,188,873	60,681,917	8,884,354
Goodwill	—	116,256,000	17,020,878
Prepayments and other assets	18,702,700	41,445,094	6,067,918
Deferred tax assets	1,090,526	889,370	130,211

Total assets	2,562,288,294	2,329,034,348	340,990,651

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable	13,629,262	74,890,638	10,964,633
Advances from customers	78,388,312	76,967,418	11,268,692
Salary and welfare payable	61,907,164	53,348,058	7,810,614
Taxes payable	20,771,786	33,767,163	4,943,803
Accrued expenses and other liabilities	24,813,169	67,835,885	9,931,757
Share repurchase liability	386,648,554	—	—
Due to related party	—	5,000,000	732,043
Deferred revenues	223,352,994	258,570,405	37,856,930
Deferred tax liabilities	26,000,000	19,759,114	2,892,904
Deferred government grants	620,000	2,070,000	303,066

Total current liabilities	836,131,241	592,208,681	86,704,442
Deferred revenues	32,554,670	33,171,118	4,856,537
Other long-term payable	28,000,000	—	—

Total liabilities	896,685,911	625,379,799	91,560,979

Shareholders’ Equity
Ordinary shares (US$0.0001 par value, 10,000,000,000 shares authorized, 72,385,480 Class A ordinary shares issued and outstanding, 210,350,565 Class B ordinary shares issued and 210,147,840 Class B ordinary shares outstanding as of December 31, 2008; 10,000,000,000 shares authorized, 50,295,070 Class A ordinary shares issued and outstanding, 195,613,660 Class B ordinary shares issued and outstanding as of June 30, 2009)	223,481	196,307	28,741
Additional paid-in capital	1,177,967,483	332,618,406	48,698,194
Treasury stock	(391,224,203)	—	—
Statutory reserves	94,945,533	94,945,533	13,900,842
Accumulated other comprehensive loss	(65,577,655)	(65,763,133)	(9,628,288)
Retained earnings	849,267,744	1,327,298,620	194,327,929

Total Perfect World Shareholders’ Equity	1,665,602,383	1,689,295,733	247,327,418
Non-controlling interests	—	14,358,816	2,102,254

Total Shareholders’ Equity	1,665,602,383	1,703,654,549	249,429,672

Total Liabilities and Shareholders’ Equity	2,562,288,294	2,329,034,348	340,990,651

Perfect World Co., Ltd.

Unaudited Consolidated Statements of Operations

	Three months ended
	June 30,	March 31,	June 30,	June 30,
	2008	2009	2009	2009
	RMB	RMB	RMB	USD

Revenues
Online game operation revenues	299,397,364	377,173,678	475,110,023	69,560,192
Overseas licensing revenues	35,015,395	47,968,592	46,216,819	6,766,540

Total revenues	334,412,759	425,142,270	521,326,842	76,326,732
Cost of revenues	(41,121,388)	(56,442,843)	(66,788,320)	(9,778,384)

Gross profit	293,291,371	368,699,427	454,538,522	66,548,348
Operating expenses
Research and development expenses	(31,513,638)	(56,958,268)	(64,980,240)	(9,513,666)
Sales and marketing expenses	(73,823,711)	(50,924,583)	(72,737,032)	(10,649,327)
General and administrative expenses	(21,996,244)	(30,438,140)	(37,153,341)	(5,439,569)

Total operating expenses	(127,333,593)	(138,320,991)	(174,870,613)	(25,602,562)

Operating profit	165,957,778	230,378,436	279,667,909	40,945,786

Other income / (expenses)
Investment loss	(292,263)	(625,045)	(1,072,144)	(156,971)
Interest income	8,082,012	3,274,619	3,622,913	530,426
Others, net	(3,988,788)	2,359,971	13,436	1,967

Total other income, net	3,800,961	5,009,545	2,564,205	375,422

Profit before tax	169,758,739	235,387,981	282,232,114	41,321,208
Income tax expense	(5,269,372)	(19,942,929)	(19,752,495)	(2,891,935)

Net income	164,489,367	215,445,052	262,479,619	38,429,273

Add: Net loss attributable to non-controlling interests	—	—	106,205	15,549

Net income attributable to the Company’s shareholders	164,489,367	215,445,052	262,585,824	38,444,822

Net earnings per share, basic	0.59	0.83	1.04	0.15
Net earnings per share, diluted	0.55	0.79	0.99	0.14
Net earnings per ADS, basic	2.93	4.14	5.21	0.76
Net earnings per ADS, diluted	2.76	3.96	4.94	0.72

Shares used in calculating basic net earnings per share	281,166,704	260,412,419	251,956,208	251,956,208
Shares used in calculating diluted net earnings per share	297,747,140	271,768,450	265,820,234	265,820,234

Total share-based compensation cost included in:
Cost of revenues	(674,389)	(1,079,899)	(1,342,444)	(196,545)
Research and development expenses	(5,167,248)	(6,976,521)	(9,548,455)	(1,397,976)
Sales and marketing expenses	(1,191,446)	(1,595,196)	(2,007,253)	(293,879)
General and administrative expenses	(4,822,002)	(5,766,248)	(7,391,936)	(1,082,243)

Perfect World Co., Ltd.

Unaudited Consolidated Statements of Cash Flows

	Three months ended
	June 30,	March 31,	June 30,	June 30,
	2008	2009	2009	2009
	RMB	RMB	RMB	USD

Cash flows from operating activities:
Net income	164,489,367	215,445,052	262,479,619	38,429,273
Adjustments for:
Share-based compensation cost	11,855,085	15,417,864	20,290,088	2,970,643
Depreciation and amortization expense	5,165,497	9,370,560	11,075,334	1,621,524
Exchange loss	1,743,894	49,792	341,895	50,056
Investment loss	292,263	625,045	1,072,144	156,971
Loss / (gain) from disposal of property, equipment, and software	—	67,569	(16,603)	(2,431)
Changes in assets and liabilities:
Accounts receivable	(1,268,471)	(19,038,659)	(9,353,651)	(1,369,454)
Current prepayments and other assets	(14,541,991)	(6,622,458)	(14,924,272)	(2,185,042)
Deferred tax assets	(662,787)	(75,319)	299,833	43,898
Film and television cost	—	—	(2,744,672)	(401,844)
Non-current prepayments and other assets	467,091	1,050,366	(2,682,710)	(392,772)
Accounts payable	(10,230,826)	11,651,065	15,946,954	2,334,771
Advances from customers	(59,015,448)	(2,690,605)	(687,123)	(100,601)
Salary and welfare payable	8,203,906	(25,700,751)	15,996,722	2,342,058
Taxes payable	2,858,186	35,855,955	(22,815,018)	(3,340,315)
Accrued expenses and other liabilities	2,943,696	5,868,313	29,482,061	4,316,427
Deferred revenues	18,569,486	26,784,532	9,544,028	1,397,328
Deferred tax liabilities	—	(18,139,092)	11,898,206	1,742,000
Deferred government grants	350,000	—	1,450,000	212,292

Net cash provided by operating activities	131,218,948	249,919,229	326,652,835	47,824,782

Cash flows from investing activities:
Purchase of property, equipment, and software	(511,927,172)	(14,221,383)	(41,752,492)	(6,112,924)
Purchase of intangible assets	—	—	(3,515,920)	(514,761)
Decrease of restricted cash	—	135,361,200	9,990,524	1,462,699
Purchase of short-term investments	(50,000,000)	(40,000,000)	—	—
Cash paid for equity investments	(20,735,000)	—	(10,000,000)	(1,464,086)
Cash paid for business acquisitions, net of cash acquired	—	(154,554,000)	(17,645,707)	(2,583,483)
Increase in loan receivable	—	—	(3,000,000)	(439,226)
Proceeds from short-term investments	—	—	50,000,000	7,320,430
Cash received from related party loan	—	—	3,200,000	468,508

Net cash used in investing activities	(582,662,172)	(73,414,183)	(12,723,595)	(1,862,843)

Cash flows from financing activities:
Proceeds from exercises of share options	1,388,550	334,433	3,253,688	476,368
Repurchase of Company shares	—	(523,583,215)	(357,872,874)	(52,395,665)

Net cash provided by / (used in) financing activities	1,388,550	(523,248,782)	(354,619,186)	(51,919,297)

Effect of exchange rate changes on cash and cash equivalents	(6,600,075)	110,412	(28,237)	(4,134)

Net decrease in cash	(456,654,749)	(346,633,324)	(40,718,183)	(5,961,492)

Cash and cash equivalents, beginning of the period	1,588,055,501	1,333,075,731	986,442,407	144,423,649

Cash and cash equivalents, end of the period	1,131,400,752	986,442,407	945,724,224	138,462,157

Supplemental disclosures of cash flow information:
Cash paid during the period for income taxes	(5,600,017)	(2,575,784)	(31,554,325)	(4,619,824)

Perfect World Co., Ltd.

Reconciliation of unaudited GAAP and Non-GAAP Results

	Three months ended
	June 30,	March 31,	June 30,	June 30,
	2008	2009	2009	2009
	RMB	RMB	RMB	USD

GAAP operating profit	165,957,778	230,378,436	279,667,909	40,945,786
Share based compensation charge	11,855,085	15,417,864	20,290,088	2,970,643

Non-GAAP operating profit	177,812,863	245,796,300	299,957,997	43,916,429

GAAP net income attributable to the Company’s shareholders	164,489,367	215,445,052	262,585,824	38,444,822
Share based compensation charge	11,855,085	15,417,864	20,290,088	2,970,643

Non-GAAP net income attributable to the Company’s shareholders	176,344,452	230,862,916	282,875,912	41,415,465

GAAP net earnings per ADS
- Basic	2.93	4.14	5.21	0.76
- Diluted	2.76	3.96	4.94	0.72

Non-GAAP net earnings per ADS
- Basic	3.14	4.43	5.61	0.82
- Diluted	2.96	4.25	5.32	0.78

ADSs used in calculating net earnings per ADS
- Basic	56,233,341	52,082,484	50,391,242	50,391,242
- Diluted	59,549,428	54,353,690	53,164,047	53,164,047